SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

MC Shipping Inc.
 (Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

55267Q 104
(CUSIP Number)

Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW 20036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 55267Q 104	13 D/A	Page 2 of 4 Pages

1.	Names of Reporting Person: I.R.S. Identification Nos. of Above Persons (entities only):		Securitas Holding Corporation

2.	Check the Appropriate Box if a Member of a Group**
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds** WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: LIBERIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares** ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person** CO

**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55267Q 104	13 D/A	Page 3 of 4 Pages

     This Statement constitutes Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 9, 1989 (the “Schedule 13D”), as subsequently amended. This Amendment No. 12 is being filed by Securitas Holding Corporation, a Liberian corporation (“Securitas”) to report the closing of the sale by Vlasov Investment Corporation (“VIC”), an indirect wholly owned subsidiary of Securitas, on May 13, 2004 of its 4,168,000 shares of the common stock, par value $0.01 per share (the “Common Stock”) of MC Shipping Inc. (the “Issuer”), a Liberian corporation.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 6 and 7 of the Schedule 13D, as amended.

Item 4. Purpose of Transaction

     On May 13, 2004, VIC closed a transaction whereby it sold the 4,168,000 shares of the Issuer’s Common Stock it owned, which Securitas beneficially owned (the “VIC Holdings”), to Navalmar (UK) Limited, an English corporation, and V. Investments Limited, a Marshall Islands corporation, (collectively, the “Purchasers”). As previously disclosed, on May 4, 2004, VIC finalized an agreement to sell the VIC Holdings to the Purchasers. VIC and the Purchasers reached an agreement in principle relating the sale and purchase of the VIC Holdings on April 29, 2004, but this agreement was subject to final negotiation and documentation.

     The Purchasers paid VIC a total of $8,631,464 at closing and provided VIC with a guaranty from the Bank of Scotland guaranteeing payment by V.Investments Limited no later than May 15, 2005 of an additional $3,019,521 (which represents 25% of the purchase price of $2.76 (USD) per share plus interest accruing at 5 percent per annum plus a nominal amount related to the guarantee). If Purchasers resell or agree to resell any or all of the VIC Holdings at a price in excess of $2.76 (USD) per share within twelve months from completion, Purchasers shall also pay to VIC the amount of proceeds in excess of $2.76 per share up to and including a maximum of $3.08 (USD) per share for each share of the VIC Holdings sold or agreed to be sold during such period.

     Mauro Terrevazzi and Ettore Bonaventura resigned from the Issuer’s Board of Directors on May 13, 2004.

Item 5. Interest in Securities of the Issuer.

(a)	As of May 13, 2004, Securitas was the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s outstanding shares of Common Stock.

(b)	Securitas does not have sole or shared power to direct the vote and/or the disposition of any shares of the Issuer’s Common Stock.

(c)	On May 13, 2004, VIC closed a transaction whereby it sold the 4,168,000 shares of the Issuer’s Common Stock it owned, which Securitas beneficially owned, to Navalmar (UK) Limited, an English corporation, and V. Investments Limited, a Marshall Islands corporation. The Purchasers paid VIC a total of $8,631,464 at

CUSIP No. 55267Q 104	13 D/A	Page 4 of 4 Pages

closing and provided VIC with a guaranty from the Bank of Scotland guaranteeing payment by V. Investments Limited no later than May 15, 2005 of an additional $3,019,521 (which represents 25% of the purchase price of $2.76 (USD) per share plus interest accruing at 5 percent per annum). If Purchasers resell or agree to resell any or all of the VIC Holdings at a price in excess of $2.76 (USD) per share within twelve months from completion, Purchasers shall also pay to VIC the amount of proceeds in excess of $2.76 per share up to and including a maximum of $3.08 (USD) per share for each share of the VIC Holdings sold or agreed to be sold during such period.

(d)	Securitas, through its wholly owned subsidiaries, has the power to direct the proceeds from the sale of the Common Stock it previously beneficially owned. As Securitas no longer beneficially owns any Common Stock, it does not have any rights with respect to dividends on the Common Stock.

(e)	Securitas ceased to be a greater than 5% beneficial owner of the Issuer on May 13, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 14, 2004	By:	/s/ Mauro Terrevazzi

Mauro Terrevazzi
Director